# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mawson Infrastructure Group Inc., CIK 0001218683
CUSIP: 57778N307
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059
Date of event which requires filing of this statement: 04/04/2026
Amends the filing with accession number 0001376474-25-000983
Filed by CIK 0002101945
Persons authorized to receive notices and communications: JOSHUA KILGORE, 5701 Euper Lane, Ste A, Fort Smith, Arkansas (AR), 72903, 479-420-8957; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Endeavor Blockchain, LLC (CIK 0002101945): type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (27.3% of the class)
- Joshua Kilgore (CIK 0002105932): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 8,000; shared voting power 1,500,000; sole dispositive power 8,000; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,508,000 (27.5% of the class)
- Cody Smith (CIK 0002106415): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 75,000; shared voting power 0; sole dispositive power 75,000; shared dispositive power 0; aggregate amount beneficially owned 75,000 (1.4% of the class)
- PM Squared, LLC (CIK 0001972752): type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,397; sole dispositive power 0; shared dispositive power 4,397; aggregate amount beneficially owned 4,397 (0.1% of the class)
- Phillip Stanley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,397; sole dispositive power 0; shared dispositive power 4,397; aggregate amount beneficially owned 4,397 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Mawson Infrastructure Group Inc.
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059
Comment: The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned ("Amendment No. 8"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 4, 2026, the Reporting Persons entered into a cooperation agreement (the "Cooperation Agreement") with the Issuer, pursuant to which, the Issuer agreed to accept the resignations of Ryan Costello, Steven Soles and Kathryn Yingling Schellenger (the "Departing Directors") from the Issuer's board of directors (the "Board"), effective as of April 6, 2026, and to appoint Kyle B. Danges, K. Rodger Davis, Lisa Hough, Cody Smith and Phillip Stanley (the "New Directors") to the Board, effective contemporaneously with such resignations.

In addition, on April 6, 2026, the Issuer further reconstituted the Board and appointed Joshua Kilgore and Daniel J. Morrison to the Board. In addition, Mr. Kilgore was appointed Executive Chairman of the Board, Mr. Stanley was appointed Chief Executive Officer of the Issuer and Mr. Smith was appointed Chief Operating Officer of the Issuer. Each of the new Board and executive leadership appointments were effective immediately.

Pursuant to the Cooperation Agreement, the Reporting Persons and the Issuer also agreed to certain litigation-related provisions, including agreements by the Issuer and the Reporting Persons not to initiate or pursue any legal proceedings against each other and to release each other from any claims except for those arising out of the Cooperation Agreement, as well as certain non-disparagement provisions, which will remain in place from the period beginning on the date of the Cooperation Agreement until the third anniversary thereof (such period, the "Cooperation Period"). The Cooperation Agreement will terminate upon the expiration of the Cooperation Period; provided, however, that certain provisions survive termination as set forth therein.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 5,486,730 Shares outstanding as of March 31, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The Reporting Persons have not entered into any transactions in the Shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On April 4, 2026, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Cooperation Agreement, dated April 4, 2026 (incorporated by reference to Ex. 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on April 6, 2026).

## Signatures
- Endeavor Blockchain, LLC: /s/ Joshua Kilgore, Managing Member (04/07/2026)
- Joshua Kilgore: /s/ Joshua Kilgore, Individual (04/07/2026)
- Cody Smith: /s/ Cody Smith, Individual (04/07/2026)
- PM Squared, LLC: /s/ Phillip Stanley, Managing Member (04/07/2026)
- Phillip Stanley: /s/ Phillip Stanley, Individual (04/07/2026)